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03024656

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Redcorp Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 1824 FISCAL YEAR 12-31-02

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/18/03

REDCORP VENTURES LTD


SECTION PROCESSING
RECEIVED
JUL 1 1 2003
WASH, D.C. 155 SECTION

REDCORP

2002 ANNUAL REPORT

including

Audited Consolidated Financial Statements for year ended December 31, 2002

and

Management Discussion and Analysis

REDCORP

President's Letter to Shareholders:

Redcorp's exploration activities in 2002 were focused on the Hawk high-grade gold property which was drilled in early September. The Company's subsidiary, Redfern Resources Ltd., continued to advance the Tulsequah project towards a renewed project approval status. This work was rewarded in mid-December when a new Project Approval Certificate was awarded by the Provincial Government.

Exploration at Hawk was successful in extending the known high-grade gold veins and in discovering new high-grade veins on the property. Three of these veins were evaluated by drilling in September. This initial drilling confirmed the excellent continuity and high-grade tenor of the veins, however most intersections proved to be too narrow to be of economic interest. All of the known veins remain open for expansion and several other mineralized zones discovered during the summer will require additional work to fully evaluate their potential. The Company has filed the work to keep the property in good-standing and has decided to seek a partner to continue exploration to advance the project.

Progress at the Tulsequah project resulted from the outcome of the BC Court of Appeal decision in January 2002 which set aside the ongoing re-consideration process and ordered the project remitted back to the BC Ministers for a new decision on a Project Approval Certificate. The project information and referral was placed in the hands of the Ministers on June 1, 2002. In order to comply with the Court of Appeal's order that the Ministers be mindful of the project's potential for impacts to asserted aboriginal rights and title, the Ministers met with the Taku River Tlingit First Nations on several occasions in the ensuing five months before rendering their decision on December 13, 2002 to grant a new Project Approval Certificate.

As a result of receipt of the PAC the Tulsequah project can now be advanced towards development. Due to the delays imposed by the litigation the project must undergo an updated feasibility evaluation which will also incorporate revised resource and reserve estimates compliant with National Policy 43-101. As a first step Redfern has determined that a drill program is required to increase the present resource and provide the potential for an expanded mine life. At the time of this writing the Company was engaged in raising funds through a private placement financing to allow Redfern to accomplish this objective. Redfern is also advancing some of the remaining permitting steps in parallel with the planned drilling.

The Company has taken steps to reduce overhead costs to a minimum and utilize available resources in an efficient manner to conserve the working capital required to achieve its long-term goals. Consolidated working capital at the end of 2002 stood at $185,198. The Company is currently raising additional working capital in conjunction with the financing of the Tulsequah exploration program.

Sincerely,

"Terence E. Chandler"

Terence E. Chandler
President and CEO

Hawk Property

Redcorp acquired the Hawk Property in early 2002. The property is comprised of 264 claim units totalling 6,600 hectares, of which fifteen claims comprising 262 units are 100% owned by Redcorp. The remaining two claim units were acquired by Redcorp pursuant to an acquisition agreement dated January 24, 2002 in consideration of a 2% net smelter returns royalty on those two claim units, advance royalty payments of $3,000 per year and the issuance of 30,000 common shares of Redcorp to the Vendors. The property covers several high grade gold quartz veins and a large zone of disseminated copper mineralization. It is accessible by road from MacKenzie or Fort St. James, and logging has taken place within the property boundaries. The Omineca Mine Road and the 230kV Kemess power line are located 40 kilometres by road east of the Hawk Property and the BC Rail line is located 50 kilometres west of the Hawk Property.

Work by Redcorp in 2002 was successful in discovering two new mineralized quartz veins and several poorly-exposed mineralized occurrences which warrant follow-up work. Drilling was carried out on the AD, Zulu and Radio veins, with best intersections of 4.7gpt gold over 11.6 meters from the AD vein and 28.2 gpt gold over 0.3 meters from the Zulu vein. In total, 1,534 meters were drilled in twelve holes.

Past exploration of the Hawk Property includes the discovery of gold mineralization by Cyprus (Gold) Canada in 1990 at the AD vein where initial surface sampling by Cyprus returned 96.0 g/t gold over a 3.0 meter width, and a subsequent short drill program of 8 holes intersected 19.9 g/t gold over 1.5 m and 9.3 g/t gold over 2.8 m down dip of surface sampling. This high grade shoot remains open and surface soil gold geochemical anomalies suggest the presence of additional veins and splays.

The Hawk Property was also explored by Amoco Canada in 1974 for alkalic copper-gold porphyry deposits similar to the Lorraine deposit located 20 kilometres to the southeast. Amoco drilled four holes with the best intersections obtained being 36.2 m of 0.39% copper, 15.2 m of 0.76% copper and 20.9 m of 0.27% copper. Amoco did not assay for gold content and no subsequent work has been conducted on this zone.

The Company considers that there is excellent untested potential for significant gold mineralization at the Hawk property and is seeking a partner to earn-in to the project and advance these targets

Financing Activities

On May 14, 2003 Redcorp completed a brokered private placement financing with Dundee Securities Corporation (the "Agent") which was originally announced on April 15, 2003 and later amended on April 29, 2003. The financing raised $2.4 million through the issuance of 8 million flow-through shares at $0.20 per share to raise up to $1.6 million for proposed exploration work at Redfern's Tulsequah project and 4 million Units at $0.20/Unit to raise up to $800,000 for general working capital purposes. The Units consist of one common share and a share purchase warrant to purchase an additional common share for $0.25 per share until May 14, 2005. The Agent received a cash fee equal to 8% of the gross proceeds of the financing and broker warrants equal to 8% of the flow-through shares and Units sold. The broker warrants will be exercisable at $0.20 per common share until May 14, 2004.

Tulsequah Chief Project Overview

Located in northwestern British Columbia, approximately 100 kilometres south of the town of Atlin and 65 kilometres northeast of Juneau, Alaska, Redfern's 100% owned Tulsequah Chief Project contains a significant mineral resource and untapped exploration potential.

The Tulsequah Chief Project covers an area of 150 square kilometres and includes two former producing polymetallic mines, the Big Bull and the Tulsequah Chief. The Tulsequah Chief Mine, a former underground operation that produced zinc-copper-lead-silver and gold in the 1950's, has been the focus of Redfern's activities since 1987.

Redfern has spent approximately $27.6 million on the project to date. A feasibility study, completed in 1995 and updated in 1997 forecast that, when operating, the Tulsequah Chief Mine could create 260 full-time jobs. Additional employment could also be created during the two-year construction period. The study indicated that a profitable underground operation could be built at an initial capital cost of $ 148 million and when in full production, could process 900,000 tonnes of ore annually for a minimum of nine years.

The previously reported historical resource estimate at Tulsequah is as follows:

Category	Tonnes	Gold, gpt	Silver, gpt	Copper %	Lead %	Zinc %
Measured and Indicated	5,940,000	2.59	107.41	1.42	1.26	6.72
Inferred	3,000,000	2.42	107.86	1.10	1.19	6.38

This resource was estimated in compliance with the former National Policy 2A standard. The technical report to accompany the resource estimate was the 1995 Feasibility Study by Rescan Engineering Ltd. This historical estimate is relevant as it is the most recent estimate completed for the project. The reliability of the estimate is compatible with the standards set by National Instrument 43-101.

Environmental Assessment Process and Subsequent Events

Redfern initiated an intensive Environmental Review process on Tulsequah in June of 1994. This process was guided by a multi-stakeholder and multi-jurisdiction Project Assessment Committee under the regulatory framework of the BC Environmental Assessment Act (BCEAA) and Canadian Environmental Assessment Act. After extensive public consultation and detailed technical review over the following 3.5 years, the Project Committee submitted a comprehensive Recommendations Report to the responsible Ministers. A Project Approval Certificate (PAC) was granted on March 19, 1998.

In May of 1998, Redfern initiated further engineering and environmental studies to support its application for a Special Use Permit to allow the Company to construct and operate an access road from the highway near Atlin to Tulsequah. The B.C Ministry of Forests granted the Company a conditional Special Use Permit (SUP) in May of 1999. The Company subsequently proceeded with required detailed engineering and geotechnical work to secure construction approval. In June of 2000 this work was suspended when the BC Supreme Court quashed the Project Approval Certificate after a judicial review petitioned by the Taku River Tlingit First Nation (TRTFN). The decision was appealed by the Province and Redfern.

Pending the appeal, the B.C. Supreme Court issued an order governing the process for a new referral to the Ministers for their reconsideration of the Tulsequah Chief Project on July 27th, 2000. The Project Committee was ordered to consider and review materials related to the TRTFN concerns about the project, including potential land use and cultural impacts. The Project Committee re-convened on September 18 and began the re-consideration review. Although envisaged by the Court to be completed by November 28, 2000 this process was still ongoing at the time of the Appeal Court decision of January 31, 2002.

Appeal Process and Events during 2002

In late September 2001, the BC Court of Appeal heard the appeal of the BC Supreme Court decision. The Court of Appeal reserved its judgement and did not render its decision until January 31, 2002. At that time the Court of Appeal, by majority decision, found that the lower court had erred in its determination of procedural errors by the province. However, the Court decreed that the former Project Approval Certificate was not to be re-instated but instead the project was to be remitted back to the responsible Ministers for a new decision, taking into account the potential for infringement of the TRTFN's asserted rights and entitlements. The incomplete re-consideration process was ordered set aside.

The Environmental Assessment Office referred the project to the responsible Ministers in June 2002. In the course of their review, the Ministers conducted further consultation with the TRTFN in order to fully understand their concerns. On December 13, 2002 the Ministers granted Redfern a new Project Approval Certificate. The PAC contains two conditions which must be satisfied prior to commencement of construction. Both relate to concerns previously expressed by Alaskan and US agencies and include studies to confirm the nature of the sediments underlying the proposed tailings impoundment and completion of chronic toxicity test work on effluent from the proposed water treatment plant. Neither condition is expected to pose difficulties for satisfactory completion.

On February 27 2002, the Province of BC filed an appeal to the Supreme Court of Canada concerning that part of the Court of Appeal's decision which requires the Ministers to consider asserted, in addition to established, aboriginal rights in their decisions. It is expected that the hearing will take place in December, 2003.

Redfern has a responsibility to conduct remediation of historic mine discharges and mining environmental effects at the Tulsequah project and has established a remediation account for this purpose, which contained $1,962,284 as of December 31, 2002. In 2000 Environment Canada informed Redfern of the commencement of investigation proceedings concerning potential violations of the Fisheries Act. Redfern had previously installed passive remediation works to lower impacts at the site pending full remediation works planned when the site proceeds to construction and development. In 2000 Redfern conducted further upgrades to its passive works. In July 2002 Environment Canada issued Inspector's Directions to further remedy or mitigate non-compliant discharges at the site. In recognition of the site's poor access, Environment Canada will re-inspect in September 2003. Redfern is assessing various options within its means to conduct site remediation improvements this summer. Further consultation and discussion with Environment Canada is anticipated prior to implementation of any such works.

Other Permits

In June 2002 Redfern received a letter from Fisheries and Oceans Canada (FOC) advising that they required further information in order to finalize a screening authorization amendment decision under the *Canadian Environmental Assessment Act.* A significant amount of the requested information must be derived from provincial sources. Accordingly Redfern has requested and received active cooperation from the provincial agencies to provide information for Redfern's response to FOC. It is anticipated that this response will be completed in late summer or early fall of 2003.

The previously granted Special Use Permit is re-activated as a result of the new PAC. Redfern is evaluating the timing for commencement of remaining operating permit applications as part of the overall plan for redevelopment of the project.

Current Plans

Redfern has developed a proposed drill program which is designed to locate and commence delineation of additional resources within the immediate extensions of the Tulsequah Chief Mine. The goal of the program will be to outline sufficient additional resources to extend the mine life of the project and allow development of an optimized mine plan as part of a subsequent feasibility assessment update of the project. It is not expected that this will result in any significant departure from the existing mine development plan approved through the Project Approval Certificate. The proposed program will investigate extensions of the known deposit which remain open for expansion. A key initial target is the F-anticline area, a parallel fold structure adjacent to the H-syncline where most of the present resource tonnage is located. This work is proposed to be conducted in the summer of 2003 and is contingent on successful closure of the current financing.

Other Assets

EuroZinc Mining Corporation Shares

During 2002 Redfern sold 1,300,000 of its shares of EuroZinc Mining for proceeds to assist in operating expenses.

EuroZinc's main asset is the Aljustrel zinc-lead-copper-silver mine in south central Portugal. Efforts to obtain financing to develop the mine have been hindered by the extremely depressed market price for zinc – the principal revenue metal for the project. EuroZinc has continued to maintain the project on care and maintenance pending financing decision.

Oil and Gas Investments

Redfern owns a minority interest in some oil and gas wells in Alberta, which generated revenues of $32,169 in 2002 and are expected to provide similar revenues in 2003.



KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Redcorp Ventures Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, before giving prospective effect to the change in the method of accounting for stock-based compensation plans as explained in note 2 to financial statements, on a consistent basis.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

February 28, 2003



REDCORP VENTURES LTD.

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 172,945	$ 208,843
Accounts receivable	43,362	47,404
Income taxes recoverable	37,630	74,928
Prepaid expenses	21,273	13,357
	275,210	344,532
Property, plant and equipment (note 4)	8,161	4,442
Long-term investment	40,936	109,277
Oil and gas interests (note 5)	19,267	51,871
Mineral leases and claims (note 6)	3,179,200	3,175,000
Cash and term deposits held for future remediation expenditures (note 6)	1,962,284	1,923,714
	$ 5,485,058	$ 5,608,836
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 90,012	$ 56,985
Shareholders' equity:		
Share capital (note 7(a))	32,496,046	32,015,716
Deficit	(27,101,000)	(26,463,865)
	5,395,046	5,551,851
	$ 5,485,058	$ 5,608,836

Future operations (note 1)
Commitments (note 6)
Contingencies (notes 6 and 9)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Terence Chandler" Director   *"Jonathan Rubenstein"* Director

REDCORP VENTURES LTD.

Consolidated Statements of Operations and Deficit

Years ended December 31, 2002 and 2001

	2002	2001
Oil and gas revenue	$ 32,169	$ 51,000
Depletion	(32,604)	(32,604)
	(435)	18,396
Gain on sale of investments	103,890	331,014
Interest and other income	39,177	109,601
	142,632	459,011
Expenses:		
Amortization of office equipment	3,955	2,957
Capital taxes	-	161
Communications	6,548	5,966
Exploration costs	413,341	153,244
Insurance	27,310	13,057
Legal and audit	41,697	67,564
Office	34,946	44,967
Project generation	22,069	96,669
Rent	22,676	32,926
Salaries	163,007	126,820
Stock exchange fees, transfer agent fees and other taxes	42,718	27,877
Travel	1,500	1,222
	779,767	573,430
Loss for the year	(637,135)	(114,419)
Deficit, beginning of year	(26,463,865)	(26,349,446)
Deficit, end of year	$ (27,101,000)	$ (26,463,865)
Basic loss per share (note 3(g))	$ (0.02)	$ (0.01)

See accompanying notes to consolidated financial statements.

REDCORP VENTURES LTD.

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash provided by (used in):		
Operations:		
Loss for the year	$ (637,135)	$ (114,419)
Items not affecting cash:		
Amortization of office equipment	3,955	2,957
Oil and gas depletion	32,604	32,604
Shares issued for interest payment	-	15,792
Gain on sale of long-term investment	(103,890)	(331,014)
Foreign exchange gain	-	(8,069)
Net changes in accounts receivable, income taxes recoverable, prepaid expenses and accounts payable and accrued liabilities	66,451	(99,108)
	(638,015)	(501,257)
Investments:		
Purchase of property, plant and equipment, net	(7,674)	(4,898)
Proceeds on sale of long-term investment	172,231	436,154
Cash and term deposits held for future remediation expenditures (net)	(38,570)	(99,113)
	125,987	332,143
Financing:		
Increase in long-term debt	-	(372,708)
Issue of share capital, net of financing costs	476,130	394,209
	476,130	21,501
Decrease in cash and cash equivalents	(35,898)	(147,613)
Cash and cash equivalents, beginning of year	208,843	356,456
Cash and cash equivalents, end of year	$ 172,945	$ 208,843
Supplementary disclosures:		
Cash paid for income taxes	$ -	$ 49,170
Mineral properties acquired for shares	4,200	-

See accompanying notes to consolidated financial statements.

1. Future operations and basis of financial statement presentation:

The Company is in the process of exploring its mineral properties and has not yet determined whether certain of these properties contain ore reserves that are economically recoverable. A final feasibility study has been completed on the Tulsequah properties (note 6) and based on the results of the study, the Company is considering its development plan options.

These financial statements are prepared on the basis that the Company will continue as a going concern. At December 31, 2002, the Company has working capital of $185,198 (2001 - $287,547). The recoverability of the Company's assets, including the amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the legal right permitting approval and future profitable production or proceeds from the disposition thereof. The Company must also generate additional financing in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional financing through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to ensure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2. Change in accounting policy:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, "*Stock-Based Compensation and Other Stock-Based Payments*". Under Section 3870, which is effective for stock-based compensation issued on or after January 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. The Company has granted no such awards and, consequently, the adoption of the new standard has had no impact on the figures presented.

3. Significant accounting policies:

(a) Consolidation:

The consolidated financial statements include the accounts of Redcorp Ventures Ltd., its active wholly owned subsidiary, Redfern Resources Ltd. and its inactive wholly owned subsidiary, Redfern Resources Inc.

All significant inter-company transactions and balances have been eliminated.

(b) Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 33-1/3%.

(c) Oil and gas interests:

The Company's oil and gas interests are carried at cost less accumulated amortization. The carrying value of these interests is limited to the estimated future net revenue from production and depletion is recorded on the unit-of-production method.

(d) Exploration expenditures:

The Company follows a policy of expensing exploration expenditures until the receipt of an appropriate feasibility study confirming the economic viability of the project and the Company is reasonably assured that it will receive regulatory approval to permit mining operations which may include the receipt of a legally binding project approval certificate.

The cost of acquiring mineral properties from third parties is capitalized. Management periodically reviews the carrying value of its investments in mineral leases and claims with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated future costs of exploring, developing and operating a producing mine, the expiration term and ongoing expenses of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves, however, properties which have not demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted, whether there has been any impairment in value and that their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or determination of value. The amounts recorded as mineral leases and claims represent costs to date and do not necessarily reflect present or future values.

3. Significant accounting policies (continued):

(d) Exploration expenditures (continued):

The Company's exploration activities and proposed mine development are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing, generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Evolving policies on the management of international waterways may also have an effect on the Company's exploration and development activities.

The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations through unit-of-production depletion.

(e) Long-term investment:

The Company's long-term investment includes shares in a publicly traded company. The investment is recorded using the cost method.

(f) Cash and term deposits held for future remediation expenditures:

Interest earned on cash and term deposits held for future remediation expenditures is recorded as revenue when earned.

(g) Earnings (loss) per share:

Earnings per share has been calculated based on the weighted average number of common shares outstanding during the year (2002 - 26,199,109; 2001 - 23,943,622). The full exercise of stock options referred to in note 7(b) has been considered in calculating fully diluted earnings per share. For loss years, the full exercise of options is anti-dilutive and consequently, loss per share on a fully diluted basis has not been presented.

(h) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the valuation of its mineral leases and claims, oil and gas interests and the Company's ability to obtain final Government permitting to complete the project. Actual amounts may differ from the estimates.

(i) Financial instruments:

Financial instruments include cash and term deposits, accounts receivable, prepaid expenses and accounts payable and accrued liabilities. The estimated fair values of these financial instruments approximate their carrying values due to their short maturities. The fair value of long-term investments at December 31, 2002 was $70,058 (2001 - $332,548).

3. Significant accounting policies (continued):

(j) Cash and cash equivalents:

Cash and cash equivalents include investments in term deposits with an initial term of 90 days or less.

(k) Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences). The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not" a valuation allowance is provided.

(l) Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

4. Property, plant and equipment:

2002	Cost	Accumulated amortization	Net book value
Office equipment	$ 152,973	$ 144,812	$ 8,161
Drilling equipment	133,870	133,870	-
	$ 286,843	$ 278,682	$ 8,161

2001	Cost	Accumulated amortization	Net book value
Office equipment	$ 145,298	$ 140,856	$ 4,442
Drilling equipment	133,870	133,870	-
	$ 279,168	$ 274,726	$ 4,442

5. Oil and gas interests:

	2002	2001
Developed oil and gas properties	$ 304,708	$ 304,708
Accumulated depletion	(285,441)	(252,837)
	$ 19,267	$ 51,871

6. Mineral leases and claims:

(a) Canada - Tulsequah:

The Company, through its wholly-owned subsidiary Redfern Resources Ltd., has a 100% interest in certain mineral properties in Northwestern British Columbia collectively referred to as the "Tulsequah Chief Properties".

The Tulsequah Properties have been acquired from third parties pursuant to various agreements as follows:

	2002	2001
Acquired from Cominco Ltd. ("Cominco"):		
Cash	$ 575,000	$ 575,000
Shares (upon exercise of share purchase warrants)	2,420,000	2,420,000
	2,995,000	2,995,000
Acquired from other parties:		
Cash	90,000	90,000
Shares	90,000	90,000
	180,000	180,000
	$ 3,175,000	$ 3,175,000

Pursuant to the acquisition agreements with Cominco, the Company assumed the obligation to pay a royalty of $0.10 per dry ton of ore on certain properties. The Company has also assumed the liability for remediation of certain environmental disturbances remaining from Cominco's mining operations at the Tulsequah Chief project. The Company has undertaken a portion of the necessary remediation, however the remaining remediation has been deferred pending the Company's decision whether to develop a mine at the project. If the development decision is positive, remediation will be effected while the mine is built. If the Company decides not to proceed with mine development, a separate remediation program will be required. The Company's ongoing remediation activities are under active review by Environment Canada which has directed that the Company take all reasonable measures to remediate certain environmental circumstances at the project. Environment Canada will be reviewing these measures on or before September 30, 2003. Cominco has the right to undertake the necessary remediation work in certain events.

6. Mineral leases and claims (continued):

(a) Canada - Tulsequah (continued):

Pursuant to the agreement with Cominco, the Company has constituted a trust account to fund remediation work. The current balance is $1,962,284 (2001 - $1,923,714). The Company is obligated to increase the fund by 10% (requirement waived for December 31, 2002 fiscal year) of the remaining balance per annum until the remediation work is completed but may use portions of the fund for any remediation work undertaken.

(b) Canada - Hawk:

During 2002, the Company directly acquired a 100% interest in the Hawk Property, subject to a 2% net smelter royalty on two of the four property claims. The Property was acquired by issuing 30,000 shares ($4,200) and providing advance royalty payments of $3,000 per year.

The First Nations have claimed aboriginal title to the Province of British Columbia, including the Tulsequah and Hawk Properties and it is unknown whether or how this might affect the Company's interests (note 9).

7. Share capital:

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited common shares.

Details of shares issued and outstanding are as follows:

	2002		2001	
	Number	Amount	Number	Amount
Balance, beginning of year	24,482,963	$ 32,015,716	21,351,577	$ 31,605,715
Issued during year for cash:				
Private placement, net	3,402,292	476,130	2,999,784	394,209
Interest on long-term debt	-	-	131,602	15,792
Property acquisition	30,000	4,200	-	-
Balance, end of year	27,915,255	$ 32,496,046	24,482,963	$ 32,015,716

(b) Stock options:

Under the Company's stock option plan, the Company may grant to its employees options to acquire up to 3,177,826 common shares. The exercise price of each option granted will not be less than the fair market value at the time of granting and an option's maximum term is five years. Options vest and become exercisable as determined by the Board of Directors in each individual award agreement. Currently, all options vest as they are granted. As at December 31, 2002, 1,485,000 (2001 - 1,665,000) options were exercisable.

7. Share capital (continued):

(b) Stock options (continued):

Under the terms of the Company's stock option plan, the Board of Directors may grant options to employees, officers and directors. Stock option activity since December 31, 2000 is presented below:

	Number of shares	Weighted average exercise price
Outstanding, December 31, 2000	1,077,500	$ 0.73
Granted	992,500	0.16
Expired	(405,000)	0.59
Outstanding, December 31, 2001	1,665,000	0.16
Granted	287,500	0.15
Expired	(467,500)	0.16
Outstanding, December 31, 2002	1,485,000	$ 0.16

The following table summarizes the stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of Exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.16	1,485,000	3.32	$ 0.16	1,485,000	$ 0.16

The options outstanding at December 31, 2002 expire between May 29, 2003 and March 13, 2007.

The Company applies settlement accounting to account for stock-based employee compensation awards, and, accordingly, no compensation expense has been recognized for the Company's fixed stock option plan. Had compensation expense for the Company's stock-based compensation issued on or after January 1, 2002 been determined based on the fair value at the applicable grant dates, the Company's loss for the year ended December 31, 2002 would have been increased to the pro forma amounts indicated below. These pro forma figures do not reflect options granted prior to January 1, 2002, the date of adoption of the new standard (note 2). The reduction in net earnings would not change the disclosed basic and fully diluted loss per common share.

7. Share capital (continued):

(b) Stock options (continued):

Loss for the year:	
As reported	$ 637,135
Pro forma	642,227

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.0%
Dividend yield	-
Expected option lives	5 years
Volatility	89%

(c) Flow-through share offerings:

The Company enters into share offering agreements from time to time which provide that the net proceeds of the offerings will be used to fund specific exploration programs. The future income tax benefits of the expenditures funded by flow-through share offerings are renounced in favour of the subscribers.

8. Income taxes:

Income tax expense differs from the amounts computing by applying the combined federal and provincial income tax rate of 42.6% (2001 - 42.6%) to pretax income as a result of the following:

	2002	2001
Loss for the year	$ 637,135	$ 114,419
Computed expected tax recovery	$ (271,000)	$ (48,742)
Change in valuation allowance	271,000	48,742
Income tax expense (recovery)	$ -	$ -

8. Income taxes (continued):

The net effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2002 are presented below:

	2002	2001
Future income tax assets:		
Property, plant and equipment	$ 75,000	$ 96,000
Exploration expenses	9,153,000	8,913,000
Non-capital loss carry forwards	120,000	96,000
Share issue costs	13,000	25,000
Provincial mining taxes	2,782,000	2,742,000
Other	30,000	30,000
	12,173,000	11,902,000
Valuation allowance	(12,173,000)	(11,902,000)
	$ -	$ -

At December 31, 2002, the Company has non-capital loss carry forwards for income tax purposes of approximately $282,000 (2001 - $225,000) expiring between the years 2007 - 2009 which are available to reduce future taxable income.

9. Contingency:

On December 13, 2002, the Company obtained a Project Approval Certificate for the Tulsequah Chief Project from the Province of British Columbia. There are two conditions of the Certificate set by the Province that have not been met by the Company. Management expects the two conditions will be met in 2003. Final approval of the Certificate is also pending from the Federal Government for First Nations land claims and wildlife matters not yet resolved. The Company is exposed to a potential legal cost liability as a result of the Tulsequah Certificate proceedings. Management cannot reasonably estimate the potential liability, accordingly no costs have been accrued to December 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the financial position, changes in financial position and results of operations of Redcorp and its wholly owned subsidiary, Redfern (together the "Company" on a consolidated basis), for the two years ended December 31, 2002 should be read in conjunction with the consolidated financial statements of Redcorp and related notes included therein which are attached to this Annual Information Form.

Overview

The Company is primarily in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would to some extent be dependent on the world market prices of any mineral mined. The Company does not have producing mineral properties at present and operations are pre-production stage or exploratory searches for mineable deposits. Redfern has been primarily focused on acquiring, financing, and developing the Tulsequah Chief property since 1987. During the 1997 fiscal year, the final updated feasibility study on the development of a mine on the Tulsequah Chief property was completed. The results of the study indicated that a mine was economically feasible on this property and Redfern filed a Project Report for screening under the British Columbia Environmental Assessment Process. The final Project Report was filed during the 1997 fiscal year and on March 19, 1998 Redfern received a Project Approval Certificate (PAC) from the British Columbia government to develop a mine at the Tulsequah Chief Property, subject to issuance of all further required permits. Redfern received a special use permit in 1999 for the access road to the site. Other necessary permitting applications were also initiated. Progress on these fronts was halted by the quashing of the PAC in June 2000 as a result of a judicial review filed by the Taku River Tlingit First Nation against the province of BC. A subsequent court-ordered process to re-consider the PAC was halted on February 2002 when the BC Court of Appeal ordered the project remitted back to the responsible Ministers for a new PAC decision. A new PAC was granted to Redfern in December, 2002. As a result, development activities on the project can now proceed.

The Company has been exploring its mineral properties for sufficient reserves to justify production since inception. None of its mineral properties are yet in production and consequently these properties do not produce any revenue. The Company continues to search for advanced mineral projects.

The Company also has interests in producing oil and gas projects. The amount of ongoing revenues from these oil and gas interests is dependent on world prices for oil and gas. The oil and gas properties have been developed and have sufficient reserves to last for the foreseeable future. No further significant additions or changes to these oil and gas properties are expected in the near future.

Based on the most recent feasibility studies and project permitting status, management believes the carried value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded. Apart from the potential write-down of mineral properties that may from time to time be determined based on insufficient evidence of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its mineral properties.

The Company has a total deficit for mineral exploration expenditures as at December 31, 2002 totalling $27,101,000 (2001 - $26,463,865) most of which relates to the Tulsequah Chief property. In 1998 Redfern had interests in properties in Portugal. During 1998,Redfern's interests in these Portugal projects were transferred to a public company, International Vestor Resources Ltd. ("Vestor"), in exchange for 4,666,666 shares of Vestor. The interest in Vestor has been recorded as a long term investment at the net book value of the assets transferred. During the 1999 fiscal year the shares of Vestor were exchanged on a one for one basis for shares of EuroZinc Mining Corporation ("EuroZinc"), formed from the amalgamation of Vestor and Auspex Minerals Ltd. ("Auspex"). No Eurozinc Shares were sold in 2000. In 2001 Redfern sold 2,000,000 shares of EuroZinc for a gain of $331,014, part of which was used to retire longterm debt. In 2002 Redfern sold a further 1,300,000 shares of Eurozinc for a gain of $103,890. Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing these resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, government permitting, the legal right of the government to grant mineral rights on the properties, taxation, labour and capital costs. The Company cannot assess the monetary impact of these factors at the current stage of development of the Company's properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

Fiscal 2002 Compared with Fiscal 2001

The Company was actively engaged in exploration activities in 2002, primarily at the Hawk gold property acquired by staking and a purchase agreement at the beginning of the year. The Company conducted geological, geochemical and prospecting surveys which were successful in delineating a number of gold and copper-bearing veins. Subsequent drilling located extensions of the veins but intersections were generally too narrow to be of economic interest. One target was recommended for further work. The Company is currently seeking a partner to advance the project. Activities at Redfern's Tulsequah property were limited to maintenance activities pending the outcome of the decision of the Ministers pursuant to the February 1, 2002 order of the BC Court of Appeal to remit the project back to the Ministers. The project was remitted to the Ministers in June but the decision to grant a new Project Approval Certificate was not made until December 13, 2002.

Total costs incurred by the Company in 2002 were $779,767 compared to $573,430 in 2001. Exploration expenditures increased to $413,341 in 2002 compared to $153,244 in 2001. Most of this increase in 2002 was spent at the Hawk project ($342,718) compared to Tulsequah ($70,623). Expenditures in both years were funded principally by the issue of shares with a lesser contribution from proceeds received on the sale of long term investments as described under the sections "Liquidity and Capital Resources".

Redfern continued to receive revenue from its investment interests in certain developed oil and gas properties in Alberta. The revenue from these interests totalled $32,169 and $51,000 in 2002 and 2001, respectively. The decrease in revenues received in 2002 is attributable to lower realized prices for the oil and gas products overall in 2002 as compared to 2001. No additional capital costs were incurred to maintain the Company's interest in these properties in 2002.

Income from interest and other revenue declined to $39,177 in 2002 from $109,601 in 2001, principally from reductions in cash and cash equivalents and investments in 2002. These funds and funds generated from oil and gas revenues and proceeds from issuance of share capital in 2002 were used by the Company for operating purposes. Additional cash for operating purposes was generated from proceeds from the sale of long-term investments. The Company generated $476,130, net of financing costs, from issuance of share capital in 2002 compared with $394,209 from share capital financing in 2001.

In 2002 long term investments were reduced through the sale by Redfern of 1,300,000 shares of Eurozinc for gross proceeds of $172,231, resulting in a gain of $103,890. This compares with sales of 2,000,000 Eurozinc shares in 2001 for gross proceeds of $436,154 and a net gain of $331,014. Proceeds from the sales were used for operating purposes and, in 2001, to retire long term debt.

The Company was successful in further reducing overhead expenses and income tax expense by $53,760 to a total of $366,426 in 2002 compared to $420,186 in 2001. Reductions in office, legal and generative costs were partially offset by increases in insurance and regulatory fees.

Fiscal 2001 Compared with Fiscal 2000

Redfern continued with the maintenance and advancement of its only remaining mineral property, the Tulsequah Chief property, in the year ended December 31, 2001. The costs incurred during the year primarily entailed studies and costs of involvement in the court-ordered environmental reconsideration process, maintenance required at the project site, and the legal defense of the permitting of the property through the appeal of the BC Supreme Court decision of June 2000. The Company also continued with its search for suitable new acquisition properties and their evaluation. Total costs incurred by the Company amounted to $573,430 and $1,169,487 (re-stated) in 2001 and 2000 respectively. These expenditures have been funded primarily by the issue of shares and by the proceeds received on the sale of long term investments referred to under the sections "Liquidity and Capital Resources".

Redfern has investments interests, ranging from approximately 3.5% to 14.5%, in certain developed oil and gas properties in Alberta. The revenue from these interests totaled $51,000 and $56,000 in 2001 and 2000 respectively. The decrease in revenue in the 2001 fiscal year is a result of the reduction in the net price of the oil and gas products during 2001. There were no additional capital costs required to maintain the Company's working interest in these properties during 2001.

Interest and other revenue decreased from $116,222 in 2000 to $109,601 in 2001 primarily as a result of holding fewer cash equivalents and investments in 2001 than in 2000 and lower interest rates in 2001. The Company used the cash generated from interest, oil and gas revenues and proceeds from issuance of share capital in 2001 for operating purposes. Additional cash for operating purposes was generated through proceeds from the sale of long-term investments. Issuance of share capital in 2001 provided $394,209, net of financing costs. During 2000 the Company had little financing activity.

During the 2001 fiscal year, Redfern sold 2,000,000 shares of EuroZinc for gross proceeds of $436,154 resulting in a gain of $331,014. The majority of the Eurozinc shares (1,520,000) were sold for payment of long term debt. No shares were sold in 2000.

Overhead expenses and income tax expense were reduced by approximately $201,417 from $621,603 in 2000 compared to $420,186 in 2001. The primary reason for this decrease is the elimination of costs for the one-time reorganization to create the Company in 2000 and the reduction in legal costs of Redfern associated with defending the permitting of the Tulsequah property.

Liquidity and Capital Resources

During the past two years, the Company has raised cash proceeds pursuant to share offerings of $870,000, net of financing costs, and paid interest on long-term debt through the issuance of shares in the amount of $15,792. Long term debt of $372,708 was retired at the end of 2001 through the sale by Redfern of 1,520,000 shares it held of EuroZinc Mining Corporation (EuroZinc). Redfern sold a further 480,000 shares of EuroZinc in 2001 to realize additional proceeds of $63,416 and sold an additional 1,300,000 shares of Eurozinc in 2002 for proceeds of $172,231. Redfern retained a total of 778,426 shares of EuroZinc as of December 31, 2002. The cash resources of the Company and Redfern have been principally used to fund the exploration of its mineral properties and the feasibility, permitting and defense of the permitting of the Tulsequah properties as well as to fund the Company's net overhead expenses and project generation costs. A total of $172,945 remains in cash and term deposits at December 31, 2002 (2001 - $208,843).

The recoverability of amounts shown for mineral properties is dependent upon completion of permitting with the government with respect to Redfern's Tulsequah Project. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. This obligation was waived by Teck Cominco in 2001 and 2002.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the anticipated costs, the funding available to complete the program and the results of negotiations with First Nations.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.

Acquisitions and Divestitures

During the year ended December 31, 2002, the Company acquired eleven new mineral claims forming part of the Hawk gold project located in north central BC. Four claims constituting part of the Hawk project were acquired by the Company in 2001. There were no changes to the mineral claims at Redfern's Tulsequah Project in 2002 or 2001 and Redfern did not participate in any capital contributions in respect of its oil and gas interests in 2002 or 2001. The Company also sold certain of its shares of EuroZinc (see Fiscal 2002 compared with Fiscal 2001).

During 2001 Redfern satisfied its long term debt obligation to Resource Capital Fund LLP ("RCF") in the amount of approximately $381,000 through the transfer of 1,520,000 shares of EuroZinc to RCF. During 2001, Redfern sold an additional 480,000 shares of EuroZinc. In 2002 Redfern sold a further 1,300,000 shares of Eurozinc. Total EuroZinc shareholdings were reduced by 3,300,000 shares for a realized gain of $434,904. At year-end 2002 Redfern retained a total of 778,426 shares of EuroZinc.

Risks and Uncertainties

The business of exploration for minerals involves a number of risks which management attempts to mitigate to the extent practical.

In particular, few properties that are explored are ultimately developed into producing mines. The success of exploration and development programs can be affected by a number of matters, including but not limited to, geological and physical uncertainties, labour disruptions, environmental concerns, world mineral prices, foreign exchange fluctuations, uncertainties concerning title to properties and government restrictions.

Various First Nations have claimed to have aboriginal title to the Province of British Columbia, including the Tulsequah Properties and it is unknown whether or how this might affect Redfern's interests.

The successful discovery and development of mineral properties also requires a significant level of financial resources. There is no assurance that the Company and Redfern will be successful in obtaining required levels of financing to complete its current year's exploration and/or development programs. However, management believes that cash resources on hand together with funds which are likely to be raised through anticipated share issuances should be sufficient to complete the current year's programs.

Corporate Information

DIRECTORS

Abraham I. Aronowicz	Ph.D.
Wayne J. Babcock	B.Sc., P. Geoph.
Terence E. Chandler	B.Sc., P. Geo
John A. Greig	M.Sc., P. Geo.
J. Michael Kenyon	M.Sc.
Jonathan A. Rubenstein	LL.B.

OFFICERS

Terence E. Chandler B.Sc., P. Geo
President and CEO

Robert G. Carmichael B.A.Sc, P.Eng.
Vice-President Exploration

Shirley Hilton
Secretary Treasurer

SHARES LISTED

Toronto Stock Exchange (Symbol RDV)

CAPITALIZATION

Authorized: Unlimited
Issued: 39,980,255

HEAD OFFICE

Suite 760, 777 Hornby Street
Vancouver, BC V6Z 1S4
Canada
Tel: 604 669 4775
Fax: 604 669 5330

LEGAL COUNSEL

Gowling Lafleur Henderson LLP
Vancouver, British Columbia

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Suite 400, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

KPMG LLP
Vancouver, British Columbia

ANNUAL GENERAL MEETING

The Annual General Meeting of the Shareholders will be held in the Dover Room of the Hyatt Regency Hotel in Vancouver, British Columbia at 2:00 PM on June 17, 2003.

REDCORP VENTURES LTD.


SEC MAIL PROCESSING
RECEIVED
JUL 11 2003
WASH., D.C.
155
SECTION

2003	Notice of Annual and Special General Meeting of Shareholders
ANNUAL	Management Proxy Circular
GENERAL	Form of Proxy and Notes thereto
MEETING	Audited Consolidated Financial Statements
	Annual Return Card
Place:	Hyatt Regency Hotel, Dover Room 655 Burrard Street Vancouver, British Columbia
Time:	2:00 p.m. (local time)
Date:	Tuesday, June 17, 2003

REDCORP VENTURES LTD.

CORPORATE DATA

Head Office
Suite 760 - 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4
Phone: (604) 669-4775
Fax: (604) 669-5330

Directors & Officers
Terence Chandler, President, Chief Executive Officer and Director
John Angus Greig, Director
J. Michael Kenyon, Director
Jonathan Rubenstein, Vice-President, Corporate Affairs and Director
Wayne J. Babcock, Director
Abraham Aronowicz, Director
Shirley Hilton, Secretary-Treasurer
Robert Carmichael, Vice-President, Exploration

Registrar & Transfer Agent
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Legal Counsel
Gowling Lafleur Henderson LLP
Barristers & Solicitors
PO Box 49122, Suite 2300
1055 Dunsmuir Street
Vancouver, B.C.
V7X 1J1

Auditor
KPMG LLP
Chartered Accountants
P.O. Box 10426
9th Floor, 777 Dunsmuir Street
Vancouver, British Columbia
V7X 1K3

Listing
The Toronto Stock Exchange
Symbol RDV

REDCORP VENTURES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders of **Redcorp Ventures Ltd.** (hereinafter called the "Corporation") will be held in the Dover Room, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on Tuesday, the 17th day of June, 2003, at the hour of two o'clock in the afternoon (local time), for the following purposes:

1. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

2. To appoint auditors and to authorize the directors to fix their remuneration;

3. To elect three directors and to fix their terms of office at three (3) years;

4. To grant general approval to the issuance of shares by private placement which exceed 25% of the Corporation's issued share capital; and

5. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice are the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2002, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia, this 20th day of May, 2003.

BY ORDER OF THE BOARD

"Terence Chandler"
President & Chief Executive Officer

REDCORP VENTURES LTD.
Suite 760 - 777 Hornby Street
Vancouver, B.C.
V6Z 1S4

MANAGEMENT PROXY CIRCULAR

(Containing information as at May 14, 2003 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of **Redcorp Ventures Ltd.** (the "Corporation") for use at the Annual and Special General Meeting of Shareholders of the Corporation (and any adjournment thereof) to be held on June 17, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Secretary, respectively, of the Corporation. A Shareholder WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by **Computershare Trust Company of Canada, of 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1** not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation, Suite 2300, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholders' broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with the proposed National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a non-registered Shareholder receiving such a form wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders named in the form and insert the non-registered Shareholder's name in the blank provided.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.** All references to Shareholders in this Management Proxy Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS MANAGEMENT PROXY CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	unlimited common shares without par value
Issued and Outstanding :	39,980,255 [1] common shares without par value

(1) As at May 14, 2003

Only Shareholders of record at the close of business on May 14, 2003 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at **Computershare Trust Company of Canada** and will be available at the meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors. The number of directors of the Corporation to hold office after the Annual General Meeting has been determined at six. At the Corporation's Annual General Meeting of Shareholders held June 20, 2002, an ordinary resolution was passed fixing the term of office of elected directors for a period of one to three years. The terms of office of the Corporation's existing directors are as follows:

Name of Director	Term	Commencing	Expiring
Terence Chandler	3 years	June 21, 2001	2004
John A. Greig	2 years	June 21, 2001	2003
J. Michael Kenyon	3 years	June 21, 2001	2004
Jonathan Rubenstein	2 years	June 21, 2001	2003
Wayne J. Babcock	1 year	June 21, 2001	2005
Abraham Aronowicz	2 years	June 21, 2001	2003

Pursuant to the Corporation's By-laws, the board of directors may determine the number of directors to be elected, failing such determination the number to be elected shall be the same as the number of directors whose terms expire at the meeting. The directors whose terms are expiring are set out below as management's nominees and the persons named in the accompanying form of proxy intend to vote for their re-election. Management does not contemplate that the nominee will be unable to serve as a director.

Each director elected will hold office for the term fixed by ordinary resolution of the shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Corporation, or with the provisions of the *Canada Business Corporations Act*. The shareholders will be asked at the Annual General Meeting to pass an ordinary resolution to fix the term of office of the director nominated as follows:

John A. Greig – for a term of three years from the date of the Annual General Meeting
Abraham Aronowicz – for a term of three years from the date of the Annual General Meeting
Jonathan Rubenstein – for a term of three years from the date of the Annual General Meeting

Shareholders of the Corporation who do not want longer than a one-year term of office for the Corporation's director can vote against the proposed ordinary resolution fixing the term of office of the director. Such shareholders can vote for the election of the nominee notwithstanding their vote against such longer terms of office. In the event that the ordinary resolutions are defeated then, nevertheless, any nominees who receive sufficient votes for their election will be elected, but only until the next annual general meeting.

In the following table and notes thereto is stated the name of the person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence[1]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of Shares[2]
Dr. Abraham Aronowicz[3] Director Canada	Independent businessman	Since March 2000	5,576
John Angus Greig[4][5] Director Canada	Geologist	Since March 2000	309,500
Jonathan A. Rubenstein[3][5] Director Canada	Vice-President, Secretary and Director of Canico Resource Corp	Since March 2000	188,000
Continuing Directors			
Wayne John Babcock[3][4][5] Director Canada	President and CEO, Dynamic Oil Limited	Since March 2000	167,143

Name, Position and Country of Residence[(1)]	Principal Occupation and, **If Not** at Present an **Elected** Director, Occupation During the Past 5 Years[(1)]	Previous Service as a Director	Number of Shares[(2)]
Terence Edward Chandler President, Chief Executive Officer and Director Canada	President of the Issuer	Since March 2000	259,447
J. Michael Kenyon[(4)] Director Canada	President, CEO and Director of Canico Resource Corp	Since March 2000	648,530

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3) Denotes member of Audit Committee.
(4) Denotes member of Compensation Committee.
(5) Denotes member of Corporate Governance Committee

At this time, the Corporation does not have an Executive Committee.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

The Corporation currently has one executive officer, Terence Chandler (the "Named Executive Officer"). The following table sets forth the compensation awarded, paid to or earned by the Corporation's Named Executive Officer during the financial years ended December 31, 2002, 2001 and 2000 for the Corporation.

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position	*Year(1)*	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Options/ SARs granted (#)(2)*	*Restricted Shares or Restricted Share Units ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Terence	2002	125,000	nil	--	50,000/0	N/A	N/A	--
Chandler	2001	137,500	nil	--	100,000/0	N/A	N/A	--
President & Chief Executive Officer	2000	140,000	nil	--	0/0	N/A	N/A	--

(1) Fiscal years ended December 31st.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors during the fiscal year ended December 31, 2002.

Option Grants in Last Fiscal Year

The following stock options were granted to the Corporation's Named Executive Officer during the fiscal year ended December 31, 2002:

Name	*Securities Under Options/SARs Granted*	*% of Total Options/SARs Granted to Employees in Fiscal Year*[(1)]	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)*	*Expiration Date*
Terence Chandler	50,000	17%	$0.15	$0.15	13-Mar-2007

(1) Percentage of all of the Corporation's options granted during the fiscal year ended December 31, 2001.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by the Named Executive Officer and the fiscal year-end value of unexercised options on an aggregated basis:

Name	***Securities Acquired on Exercise (#)***	***Aggregate Value Realized ($)***	***Unexercised Options at Fiscal Year-End (#)***[(1)]	***Value of Unexercised In-the-Money Options at Fiscal Year-End ($)***[(1)(2)]
			Exercisable/ Unexercisable	***Exercisable/ Unexercisable***
Terence Chandler	Nil	Nil	250,000/0	$35,500/0

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(2) Value using the closing price of common shares of the Corporation on The Toronto Stock Exchange on December 31, 2002 of $0.30 per share, less the exercise price per share.

Pension Plans

The Corporation does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

The Corporation does not compensate its directors in their capacities as such, although directors of the Corporation are reimbursed for their expenses incurred in connection with their service as directors.

The following stock options were granted to the directors of the Corporation who were not Named Executive Officers as a group, during the fiscal year ended December 31, 2002:

Name	*Securities Under Options/SARs Granted*	*% of Total Options/SARs Granted to Employees in Fiscal Year(1)*	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)*	*Expiration Date*
Directors as a group (five)	197,500	68%	$0.15	$0.15	13-Mar-2007

(1) Percentage of all of Options granted during the fiscal year ended December 31, 2002.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of the Corporation, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options/SARs at Fiscal Year-End (#)(1)* *Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(1)(2)* *Exercisable/ Unexercisable*
Directors who are not Named Executive Officers (five)	Nil	Nil	685,000/0	$98,250/0

(1) As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.
(2) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on The Toronto Stock Exchange on December 31, 2002 of $0.30, less the exercise price of in-the-money stock options.

During the most recently completed financial year, the directors of the Corporation did not receive compensation for services provided to the Corporation in their capacities as directors and/or consultants and/or experts.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange, on which the Corporation's shares are listed, has issued guidelines on corporate governance procedures for listed companies and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the "Guidelines"). Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed The directors of the Corporation have considered the Guidelines and sought advice from the Corporation's solicitors. On May 8, 2003 the directors of the Corporation formed a Corporate Governance Committee consisting of three unrelated directors. Mandates for the Corporate Governance Committee, the Audit Committee and the Compensation Committee. as well as a draft Corporate Governance Policy were adopted by the directors on May 8, 2003

The following table describes the Corporation's approach to corporate governance with reference to the specifically enumerated Guidelines.

TSX Corporate Governance Guidelines	*The Corporation's Approach*
1. The board should explicitly assume responsibility for stewardship of the Corporation and, as part of the overall stewardship, assume responsibility for: (a) adoption of a strategic planning process (b) identification of principal risks and implementation of appropriate systems to manage those risks (c) succession planning, including appointing, training and monitoring management (d) a communications policy (e) the integrity of internal control and management information systems	The board of directors is responsible for supervising the management of the Corporation's business and the conduct of the Corporation's affairs generally.The board actively participates in strategic planning and is responsible for reviewing and approving the Corporation's operating plans and budgets as presented by management. The Board also takes responsibility for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Corporation's senior management personnel also falls within the ambit of the board's responsibilities. The Corporation does not have a written communications policy but adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the Corporation, the board is responsible for the integrity of the Corporation's internal control and management information systems.
2. The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation.	Five of the Corporation's six directors are unrelated.
3. The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.	The board consists of a majority of unrelated directors for the purposes of the Guidelines. Of the six individuals on the Board, the only related director is Mr. Terry Chandler, who is the President of the Corporation. Each of the remaining five directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Corporation.
4. The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.	The current size of the board and the number of unrelated directors allows the entire board to take responsibility for selecting new directors.
5. Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.	The board does not, at present, have a formal process in place for assessing the effectiveness of the board as a whole, its committees or individual directors.

TSX Corporate Governance Guidelines	*The Corporation's Approach*
6. Every Corporation should provide an orientation and education program for new recruits to the board.	The Corporation has had continuity on its board for over a decade and orientation and education of directors has accordingly not been an issue.
7. Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The board considers its current size appropriate for effective decision making but is currently considering succession issues.
8. The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.	Members of the board are not compensated for acting as such other than through incentive stock options pursuant to the policies of The Toronto Stock Exchange. At present, the board is satisfied that the current arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Corporation
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.	Committees of the board consist of an Audit Committee and a Compensation Committee, all of the members of which are outside and unrelated directors. The Audit Committee consists of three outside and unrelated directors, Messrs. Aronowicz, Babcock and Rubenstein. The role of the Audit Committee is to oversee the Corporation's financial reporting obligations, financial systems and disclosure and to act as a liaison between the board and the Corporation's auditors. The activities of the Audit Committee typically include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation's auditors. The Compensation Committee consists of three unrelated and outside directors, Messrs. Greig, Babcock and Kenyon. The role of the Compensation Committee is primarily to administer the Corporation's Employees' and Directors' Equity Incentive Plan and to determine the remuneration of executive officers.
10. Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Corporation's approach to governance issues.	The entire board is responsible for developing and implementing the Corporation's approach to governance issues.
11. The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.	The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management's responsibilities. The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management's responsibility and authority are reasonably well-defined.

TSX Corporate Governance Guidelines	*The Corporation's Approach*
	The board is responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The board is also responsible for senior executive recruitment and compensation. The board delegates to management, through the CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's finances, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.
12. Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.	The board believes the Corporation is well served and the independence of the Board from management is not compromised. The board does not, and does not consider it necessary under the circumstances, to have any formal structures or procedures in place to ensure that the board can function independently of management. The board believes that its current composition, in which only one of eight directors is a member of management, is sufficient to ensure that the board can function independently of management.
13. The audit committee of every board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.	All members of the Audit Committee are unrelated, outside directors. The role of the Audit Committee is described in Item 9 above.
14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation.	Each member of the board understands that he is entitled to seek the advice of an independent expert at the expense of the Corporation if he considers it warranted under the circumstances.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Corporation's last completed financial year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the directors or senior officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since January 1, 2002 (being the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of KPMG LLP as auditors of the Corporation and to authorize the directors to fix their remuneration. KPMG LLP were first appointed auditors of the Corporation on March 20, 2000.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Advance Shareholder Approval to the Issuance of a Number of Shares by Private Placement that Exceeds 25% of the Corporation's Issued Share Capital

Under the rules of the TSE, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transaction.

The application of the TSE 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital, exploration and development expenditures. The TSE has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

During the next 12 month period, the Corporation wishes to have the flexibility, if required, to conduct one or more private placements in the 12 month period commencing on June 18, 2003 which would result in an aggregate of up to 39,980,255 common shares being issued or issuable, representing an aggregate of up to

100% of the Corporation's issued and outstanding common shares as at May 14, 2003 (being 39,980,255 common shares).

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

1. it must be substantially with parties at arms-length to the Corporation;

2. it cannot materially affect control of the Corporation;

3. it must be completed within a twelve month period following the date the advance shareholder approval is given; and

4. it must comply with the private placement pricing rules of the TSE which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSE on the trading day prior to the date Notice of the private placement is given to the TSE (the "Market Price") less the applicable discount, as follows:

Market Price	***Maximum Discount***
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSE retains the discretion to decide whether or not a particular private placement is "substantially" at arms-length or will materially affect control, in which case specific shareholder approval may be required.

In order that the Corporation may enter into one or more private placements in a six month period falling within the next 12 months that will result in it issuing and/or make issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, as will exceed the TSE 25% Rule, the Corporation requests its shareholders to pass an ordinary resolution in the following terms:

> "RESOLVED that the issuance by the Corporation in one or more private placements during a six month period falling within the twelve month period commencing June 18, 2003 of such number of securities as would result in the Corporation issuing or making issuable in such 12 month period a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at May 14, 2003 is hereby approved."

The directors of the Corporation believe the passing of the ordinary resolution is in the best interests of the Corporation and recommend that shareholders vote FOR the resolution. In the event the resolution is not passed the TSE will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds.

An ordinary resolution requires the favourable vote of a simple majority of the votes cast by the shareholders who voted in respect of the resolution.

ANY OTHER MATTERS

Management of the Corporation knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED: May 14, 2003

"Terence Chandler"

Terence Chandler, Chief Executive Officer

"Shirley Hilton"

Shirley Hilton, Secretary-Treasurer